Exhibit (d)(3)

September 14, 2020

RE:	Offer of Employment

Dear Patrick:

This letter confirms the terms and conditions of your employment with Stryker Employment Company, LLC (the “Company”), acting through its Trauma & Extremities division, following its acquisition of Wright Medical Group N.V. (“Wright”) in accordance with the terms of that certain Purchase Agreement (“Purchase Agreement”) by and among Stryker Corporation (“Stryker”), Stryker B.V. and Wright Medical Group N.V. dated as of November 4, 2019 (the “Transaction”). The date of the consummation of the Transaction is referred to herein as the Closing Date. Your position as Vice President/GM, Foot & Ankle is effective as of the Closing Date. In the event the Transaction is not consummated or the Purchase Agreement is terminated, this offer shall be terminated and null and void.

1.    Base Pay – Your initial annual base pay will be $380,000.00. The base salary shall be paid on a semi-monthly basis, in accordance with Stryker’s regular payroll practices. Applicable payroll deductions or withholdings as required or permitted by state and federal law will be deducted or withheld from your paychecks along with any voluntary deductions that you authorize.

2.    Bonus – Commencing in fiscal year 2021, you will be eligible to earn an annual performance bonus targeted at 55% of your annual base pay. Performance bonuses are paid in the first quarter of the year following the respective bonus year. Should the Closing Date occur after January 1, 2021, this annual performance bonus will be prorated during your first year of employment, based upon your start date. Any award above your bonus potential is at the Company’s discretion. You must be employed on December 31st of each bonus year in order to earn any portion of this bonus. All terms of your bonus eligibility are outlined within the Incentive Bonus Plan Terms and Conditions for the relevant bonus plan year.

3.    Long Term Incentives – Stryker will recommend to its board of directors (or a duly authorized committee thereof) (the “Board”) that you be granted a long-term incentive award, currently anticipated to have a total award date value (ADV) of approximately 100% of your base pay, or $380,000.00, granted as 50% stock options and

50% restricted stock units (“RSUs”), provided that the award shall be subject to approval by the Board in its sole discretion. It is anticipated that, if approved, this award will be made during the February 2021 regular grant cycle. The detailed terms of the RSUs and the stock options will be set forth in the Terms and Conditions governing such grants and the provisions of the applicable Long Term Incentive plan under which they are granted. In addition, as consideration for your agreement to terminate the Separation Pay Agreement between you and Wright Medical Group, Inc., dated June 20, 2016, and all rights and interests thereunder(the “Separation Pay Agreement”), including but not limited to, your waiver of any right to resign for “Good Reason” and other related clauses under the Separation Agreement, which you hereby agree shall be terminated in its entirety effective as of the Closing Date, Stryker’s Chairman and Chief Executive Officer has agreed to recommend that our Board’s Compensation Committee approve an additional grant to you of RSUs (“One-Time RSU Grant”) from our long-term incentive plan at the next possible grant date following the closing of the acquisition and your commencement of employment with Stryker. If the closing date of the transaction occurs on or before November 3, 2020, the grant date of your award is expected to be November 3, 2020. If the closing date of the transaction occurs after November 3, 2020, the grant date of your award is expected to be the closing date of the transaction. The target amount granted to you will be approximately USD $1,249,091.00 in total grant date fair value of RSUs. RSUs grant date fair value is calculated as the number of units multiplied by grant price. The grant price will be determined according to Stryker’s stock plan, which requires the grant price to be the closing price on the day prior to the grant date. One-half of the RSUs will vest on approximately each of the first two anniversaries of the grant date, assuming continued employment through each such date and subject to such other terms and conditions of your RSU award. This RSU award will not provide for continued vesting upon meeting the definition of Retirement under the long-term incentive plan. In the event that your employment is terminated by the Company without Cause (as defined below) within two years following the Closing Date, the One-Time RSU Grant will vest in full at the time of such termination, provided that you have executed, and not revoked, a general release of claims. For purposes of this Letter Agreement, “Cause” will mean your (i) material breach of any provision of this Letter Agreement or the Confidentiality Agreement (as defined below); (ii) repeated failure, after prior written notice, to follow the reasonable directives of your direct supervisor(s) at Stryker; (iii) repeated failure, after prior written notice, to comply with the material policies of Stryker that are generally applicable to Stryker employees; (iv) acting or failing to act where such action or failure constituted gross negligence, intentional misconduct, moral turpitude, embezzlement, misappropriation of corporate assets, fraud or willful violation of any laws with which Stryker is required to comply; (v) being barred from participation in programs administered by the United States Department of Health and Human Services or the United States Food and Drug Administration or any succeeding agencies; (vi) engaging in conduct that could reasonably be expected to materially damage Stryker’s reputation or standing in the community and/or with its customers; or (vii) being convicted of, or pleading “guilty” or “no contest to,” a felony.

During your employment, you will be eligible for grants of stock awards (e.g., stock options, restricted stock units) from our long-term incentive plan at the discretion of the Board.

4.    Holiday Benefits – Eleven paid holidays annually, pro-rated for the current year, based on date of hire.

5.    Benefits Programs – You will be eligible to participate in Stryker’s comprehensive package of benefits pursuant to the terms and conditions of the guiding benefits plans. As may be in effect from time to time, which currently includes the following:

•	Comprehensive health insurance plan including medical, dental, vision and prescription drug coverage;

•	Basic Term Life Insurance coverage, with supplemental coverage available at an additional cost;

•	Short-Term and Long-Term Disability coverage;

•	Opportunity to participate in discounted Stryker Stock Purchase Plan;

•	Stryker 401(k) Savings and Retirement Plan;

•	Stryker’s Supplemental Savings and Retirement Plan, in accordance with the terms of such plan subject to your start date and Stryker approval.

•

Company matching contributions – After the close of each year, Stryker currently matches all or a portion of your contributions according to Plan guidelines. Stryker currently contributes $.50 for every $1.00 you contribute, up to a maximum of 4% of your eligible earnings. Additionally, Stryker may contribute a percentage of your eligible earnings as a discretionary contribution. Historically, 7% of eligible earnings have been contributed.

•	More information about Stryker’s current benefits can be found in Stryker’s 2020 Benefits at a Glance at http://totalrewards.stryker.com/-/media/mercer/Stryker/Documents/2020_benefits_glance.ashx

In addition, you will participate in Stryker benefits programs at the level of similarly situated Stryker executives, as determined by Stryker, subject to the terms and conditions of any applicable benefit policy, the applicable plan documents and the discretion of the Board or any administrative or other committee provided for under or contemplated by each plan. Please note that Stryker’s benefits are subject to change or modification, and may be discontinued, at the exclusive discretion of Stryker.

6.    At-Will Employment – This Letter Agreement does not guarantee or imply any right to continued employment for any period whatsoever. The parties acknowledge that your employment is and shall continue to be at-will, as defined under applicable law. If your employment terminates for any reason or no reason, all payments of compensation and benefits shall cease and thereafter you shall not be entitled to any payments, benefits, damages, awards or compensation except as provided herein and except as may otherwise be available in accordance with the Company’s established employee plans and practices or other agreements with the Company at the time of such termination.

7.    Form 19 /E-Verify – The Immigration Reform and Control Act (IRCA) requires Stryker to verify that you are authorized to work in the United States. Accordingly, you will be asked to complete a new I9 form. Details for completion will be sent in a separate communication. The deadline for completion is three (3) business days following the Closing Date.

8.    Background Check and Drug Screen – Employment is contingent upon satisfactory completion of background check and drug screen. Details for completion will be sent in separate communication.

9.    Section 409A – Notwithstanding any of the foregoing, if you are deemed by the Company at the time of your “separation from service” (within the meaning of Treasury Regulation Section 1.409A-1(h)) to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Internal Revenue Code of1986, as amended (the “Code”), to the extent delayed commencement of any portion of the benefits to which you are entitled under this Letter Agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of your benefits shall not be provided to you prior to the earlier of (a) the expiration of the six-month period measured from the date of your separation from service with the Company or (b) the date of your death. Upon the expiration of the applicable Section 409A(a)(2)(B)(i) of the Code period, all deferred payments shall be paid to you in a lump sum, and any remaining payments due under this Letter Agreement shall be paid as otherwise provided herein. To the extent that any provision of this Letter Agreement is ambiguous as to its exemption or compliance with Section 409A of the Code, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A of the Code to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A of the Code to the maximum permissible extent.

10.    To protect the interests of the Company and its customers, all employees are required to comply with the Company’s Code of Conduct and applicable Employee Handbook In accepting employment with us, you agree to abide by the Code of Conduct and the guidelines set forth in the Handbook, as well as any changes to it, which will be communicated to you.

11.    This Letter Agreement is contingent upon your execution of Stryker’s Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement for U.S. Employees (the “Confidentiality Agreement”). This Letter Agreement sets forth the terms of the employment relationship between you and Stryker, and effective as of the Closing Date replaces all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the terms and conditions of your employment, including but not limited to, the Separation Pay Agreement. You understand and agree that as of the Closing Date the Separation Pay Agreement will be null and void and you will have no further rights or interests thereunder.

12.    While this Letter Agreement is intended to summarize our offer, it does not constitute a contract of employment, either expressed or implied, and does not modify or alter the at-will status of your employment. The aforementioned statements of Company or Stryker policy, practices, and benefits do not constitute the terms of an employment contract, either expressed or implied. Further, the Company maintains the right to change its policies, procedures and benefits at any time, with or without notice.

We look forward to your contributions to Stryker.

Sincerely,

/s/ Lorien Gallo	/s/ Mike Panos
Lorien Gallo	Mike Panos
VP, Human Resources	North American President, Trauma & Extremities
Stryker Corporation	Stryker Corporation

I accept this offer of employment with the Company and agree to the terms and conditions outlined in this letter:

/s/ Patrick Fisher	9/18/2020
Patrick Fisher	Date

encls:

cc:	Employee file